NO ACT

DC
PE
12-12-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021438

January 11, 2008

Hilary M. Wandall
Attorney
Corporate Legal
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-85
Whitehouse Station, NJ 08889-0100

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/11/2008

Re: Merck & Co., Inc.
Incoming letter dated December 12, 2007

Dear Ms. Wandall:

This is in response to your letter dated December 12, 2007 concerning the shareholder proposal submitted to Merck by Laszlo R. Treiber. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
JAN 18 2008
THOMSON
FINANCIAL

Enclosures

cc: Laszlo R. Treiber, Ph.D.
16230 Nacido Court
San Diego, CA 92128

Hilary M. Wandall, CIPP
Attorney
Corporate Legal/Merck Privacy Office

RECEIVED
2007 DEC 17 PM 12:52
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-85
Whitehouse Station NJ 08889-0100
Tel 908 423 4883
Fax 908 735 1216
hilary_wandall@merck.com

MERCK

VIA OVERNIGHT DELIVERY

December 12, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal from Laszlo R. Treiber

Dear Ladies and Gentlemen:

Merck & Co., Inc. (the "Company" or "Merck") has received a shareholder's proposal (the "Proposal") from Laszlo R. Treiber (the "Proponent") for inclusion in the Company's proxy materials for the 2008 Annual Meeting of Stockholders (the "Proxy Materials"). The Proposal requests that the Proxy Materials include the following proposed resolution:

> RESOLVED: I propose that Merck transfer all legal responsibility to those having been involved in bringing Vioxx to the market to deal with the consequences of their own actions. Furthermore, I propose that Merck take legal actions against the same individuals to repair the damages Vioxx caused to the Company's overall standing with respect to its reputation and finances. In order to prevent the occurrence of cases such as Vioxx, I propose, that Merck fundamentally change its *Ordinary Business Operations* in such a way as to encourage and support competent ethical scientists to do what they are supposed to do: to produce and to present *valid and correct* scientific results in their efforts to discover and develop valuable and safe drugs. I also propose that Merck review and revise the status of its executives and managers with respect to their record of competence, ethical conduct, management of projects and company resources including employees under their supervision.

For your information, the Proponent is a former Company employee whose employment was terminated in 1999. Every year since 2000, he has submitted a shareholder proposal seeking to require the Company to inform shareholders and others about various aspects of disputes within the Company or to otherwise address various aspects of the Company's ordinary business operations, such as supervision of its employees. In each instance, the Division of Corporation Finance (the "Staff") has agreed that the Company may exclude the Proponent's proposal.

As described in greater detail below, we believe that the Proposal properly may be omitted from the Proxy Materials for the following reasons, each of which in and of itself should be sufficient.

- First, we believe the Proposal may be omitted in accordance with Rule 14a-8(i)(4) as it relates to the redress of a personal claim or grievance against the Company.
- Second, we believe that the Proposal may be excluded in accordance with 14a-8(i)(7) as it expressly deals with the Company's ordinary business operations, including the general conduct of a legal compliance program and general management of employees.
- Third, we believe that the Proposal may be excluded in accordance with 14a-8(i)(3) as contrary to Rule 14a-9 as it impugns character, integrity and personal reputations without factual foundation.
- Finally, we believe that the Proposal violates New Jersey law and therefore is excludable unless it is recast as a recommendation or request to Merck's Board of Directors (the "Board") under Rule 14a-8(i)(1).

The Proponent's supporting statement for his Proposal is attached as Appendix A.

DISCUSSION

Personal Grievance

The Proponent was employed by the Company in its research department for over 20 years. His employment was terminated in 1999. Every year since 2000 he has submitted a shareholder proposal alleging various impropriety by the Company and its personnel, and every year the Division has agreed there was basis to exclude the proposal. *See* Merck & Co., Inc. (avail. December 21, 2006), Merck & Co., Inc. (avail. December 19, 2005) Merck & Co., Inc. (avail. January 19, 2005), Merck & Co., Inc. (avail. January 16, 2004), Merck & Co., Inc. (avail. January 23, 2003), Merck & Co., Inc. (avail. March 7, 2002) and Merck & Co., Inc. (avail. February 9, 2001).

The Proponent is a former employee who continues his campaign to seek redress of a personal claim or grievance that he has against the Company and senior members of the Company's research department. The Division repeatedly has stated that although a proposal does not on its face evidence a personal claim or grievance, it nevertheless may be excluded if it appears to be part of a campaign designed to redress an existing personal grievance. *See* Merck & Co., Inc. (avail. January 23, 2003) (proposal from the Proponent was excludable under Rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large); USX

Corporation (avail. December 28, 1995) (proposal to adopt and maintain a code of ethics); Texaco, Inc. (avail. March 18, 1993) (proposal regarding limits on executive and consultant compensation).

The Proposal is a variation on the substance of the proposals the Proponent has been raising for several years and we continue to believe the Proposal properly may be excluded under Rule 14a-8(i)(4) as related to the redress of a personal claim or grievance, or designed to result in a benefit to the Proponent or further a personal interest, which benefit or interest is not shared with other security holders at large.

Relates to Ordinary Business Operations

Merck is a global research-driven pharmaceutical company dedicated to putting patients first. Established in 1891, Merck discovers, develops, manufactures and markets vaccines and medicines to address unmet medical needs. The Company also devotes extensive efforts to increase access to medicines through far-reaching programs that not only donate Merck medicines but help deliver them to the people who need them. Merck also publishes unbiased health information as a not-for-profit service.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded if it deals with a matter relating to a Company's ordinary business operations. The Proposal expressly proposes that the Company "fundamentally change its *Ordinary Business Operations*," and seeks to direct the manner in which the Company manages and supervises its employees. The Proposal directly relates to the management of the workforce and operations that are at the core of the Company's business. The management and supervision of Company employees are fundamental to the conduct of ordinary business operations of the Company. In addition, the Division has agreed in the past that a proposal, like this one, from a former employee seeking to impose certain employment standards on the Company could be excluded under Rule 14a-8(i)(7) since it dealt with the Company's ordinary business operations. The Division permitted exclusion of substantially similar proposals from this Proponent on this basis five times: *See* Merck & Co., Inc. (avail. December 29, 2005), Merck & Co., Inc. (avail. January 19, 2005), Merck & Co., Inc. (avail. January 16, 2004), Merck & Co., Inc. (avail. March 7, 2002) and Merck & Co., Inc. (avail. February 9, 2001).

The Proposal also seeks to dictate a legal compliance program by requiring that the Company undertake litigation against the people who assisted it in its core business operations of discovering, developing, manufacturing and marketing medicine. The Staff regards general conduct of legal compliance program as relating to a company's ordinary business. *See* Merck & Co., Inc. (avail. December 21, 2006), H&R Block, Inc. (avail. June 26, 2006) (proposal regarding review of company's sales practices excludable as relating to ordinary business operations, i.e., general conduct of a legal compliance program); Halliburton Company (avail. March 10, 2006) (proposal regarding alleged violations and investigations excludable as relating to a legal compliance program); ConocoPhillips (avail. February 23, 2006) (proposal regarding allegations by the proponent relating to prospectus regarding proposed merger, excludable as relating to general legal compliance program); Allstate Corporation (avail. February 16, 1999) (proposal regarding investigation of illegal activity excludable as relating to the general conduct of a legal compliance program); and Associates First Capital Corporation (avail. February 23, 1999) (relating to proposal to form committee on predatory lending practices excludable as legal compliance program).

Because the Proposal seeks to direct the manner in which the Company manages its employees and further seeks to impose a legal compliance program on the Company, we believe the Proposal properly should be excluded under rule 14a-8a(i)(7).

Impugns Character

As clarified in Staff Legal Bulletin No. 14B, Rule 14a-8(i)(3) permits exclusion of proposals as contrary to Rule 14a-9 where statements

> directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual basis.

The Proposal requires that "Merck transfer all legal responsibility to" and that "Merck take legal action against" unnamed Merck employees. Thus, without so much as an attempt at factual basis, the Proposal accuses Merck employees of tortious and criminal conduct, directly impugning the character, integrity and personal reputation of the Company and its employees.

The Proposal also requires the reader to assume that the Company and its employees have engaged in some unspecified improper and illegal conduct which justifies commencing litigation, again without any attempt at factual basis.

Because the Proposal without factual basis directly impugns the character, integrity and personal reputation of Merck employees and makes charges of improper and illegal conduct, it should be excluded from the Proxy Materials under rule 14a-8(i)(3).

Improper Under State Law

Rule 14a-8(i)(1) permits exclusion of a proposal that is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. Depending on the subject matter, Rule 14a-8(i)(1) notes that "some proposals are not considered proper under state law if they would be binding on a company if approved by shareholders." Merck is a corporation organized and existing under the laws of the State of New Jersey. The Proposal would be binding on the Company and therefore would violate N.J.S.A. Sec. 14A:6-1(1), which provides that "The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided."

As the Securities Exchange Commission noted in adopting the predecessor to Rule 14a-8(i)(1)

> it is the Commission's understanding that the laws of most states do not explicitly indicate those matters which are proper for security holders to act upon but instead provide only that

> the 'business and affairs of every corporation organized under this law shall be managed by its board of directors' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute.

Exchange Act Release No. 34-12999 (November 22, 1976).

I am licensed to practice law and a member in good standing of the Bar of the State of New Jersey. I have reviewed the New Jersey Business Corporation Act (the "Act") and the Company's certificate of incorporation (the "Certificate"). Nothing in the Act or the Certificate suggests that any entity—other than the Board—is responsible for the business and affairs of the Company. The Division consistently has held that such proposals may be excluded unless they are recast in the form of requests. See, for example, American Electric Power Company, Inc. (avail. February 18, 2003) and Lucent Technologies Inc. (avail. November 6, 2001). To the extent required by Rule 14a-8(j)(2)(iii), this letter is intended to constitute a letter of opinion of counsel. Because it would violate New Jersey law, the Proposal should be excluded unless it is recast as a recommendation or request to the Board.

CONCLUSION

Based on the foregoing, we respectfully request that the Staff not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials for its 2008 Annual Meeting of the Stockholders pursuant to Rule 14a-8(i)(4), Rule 14a-8(i)(7), Rule 14a-8(i)(3) or Rule 14a-8(i)(1).

If the Staff believes that it will not be able to concur in our view that the Proposal may be omitted, we would very much appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

In accordance with Rule 14a-8(j)(2), we have enclosed six copies of this letter and six copies of the Proposal, including the statement in support thereof. An additional copy is included, which we ask that you use to acknowledge receipt of this submission by date stamping and returning to me in the enclosed self-addressed envelope.

By copy of this letter to Mr. Treiber, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

For the Staff's information, the Company anticipates beginning to print its proxy card on or about February 29, 2008.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-4883.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: Hilary M. Wandall

Hilary M. Wandall
Attorney
Corporate Legal

Enc.

cc: Laszlo R. Treiber, Ph.D

APPENDIX A

Office Of The Secretary

Merck & Co., Inc.
WS3AB-05
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

MERCK

September 13, 2007

Laszlo R. Treiber, Ph.D.
16230 Nacido Court
San Diego, CA 92128

Dear Dr. Treiber:

This is to acknowledge your letter dated August 19, 2007 as well as a subsequent fax dated August 23, 2007 along with your revised proposal regarding "legal proceedings", which you submitted for inclusion in the proxy materials for the 2008 Annual Meeting of Stockholders. The revised proposal is now under 500 words as required by SEC regulations.

Very truly yours,

Debra A. Bollwage

Debra A. Bollwage
Senior Assistant Secretary

s:Proxy/Proposal Response Letters – 2008.doc

Neurocrine BIOSCIENCES

RECEIVED AUG 2 3 2007

Fax

To:	MS. DEBRA A. BOLLWAGE	From:	L. TREIBER
Fax #:	(908) 735-1224	Pages:	2
Phone		Date:	AUG. 23, 2007
Re:	PROPOSAL	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply

● Comments:

Ms. Bollwage:

Please note: a typo under SUPPORTING STATEMENTS, first line has been corrected. Please use the corrected version.

Thank you,

Laszlo R. Treiber

Reply to Fax: (858) 617-7717

Tel: (858) 617-7600

Neurocrine Biosciences, Inc. • 12790 El Camino Real • San Diego, CA 92130

Pharmaceutical Development Department • Chemical Development Department

The following quote illustrates one of the fundamental features of the *Ordinary Business Operations* of Merck & Co., Inc. ("Merck" or "Company"): *"Differences between you and your supervisors over scientific methodology on the Basidiomycete project led to charges of insubordination against you which were the stated basis for the termination of your employment. The Company acknowledges that the scientific methodology suggested by you was valid and correct."* (Item #7. of a confidential "Agreement" written by Glenn L. Guior Esq., Assistant Counsel of Merck, April 19, 1999). Evidently, Merck executives, managers and supervisors act in accordance with the Company's *Ordinary Business Operations* when suppressing *valid and correct* scientific results and only accepting scientific results for the records that favor their own personal interests. When Merck allows personal agenda of selected individuals to supersede scientific results generated by means of *valid and correct* methodologies, consequences to the Company and to the public may follow, as seen in case of Vioxx.

RESOLVED: I propose that Merck transfer all legal responsibility to those having been involved in bringing Vioxx to the market to deal with the consequences of their own actions. Furthermore, I propose that Merck take legal actions against the same individuals to repair the damages Vioxx caused to the Company's overall standing with respect to its reputation and finances. In order to prevent the occurrence of cases such as Vioxx I propose, that Merck fundamentally change its *Ordinary Business Operations* in such a way as to encourage and to support competent and ethical scientists to do what they are supposed to do: to produce and to present *valid and correct* scientific results in their efforts to discover and develop valuable and safe drugs. I also propose that Merck review and revise the status of its executives and managers with respect to their record of competence, ethical conduct, management of projects and company resources including employees under their supervision.

SUPPORTING STATEMENTS:

It is unbecoming if not disgraceful for a company of Merck's stature to have executives whose decisions do not stand up to scientific scrutiny. Rather than complying with generally accepted professional standards to form and to prove their opinion, they apparently resort to coercion, slander, retaliation, deception and lawyers to hide their incompetence and to settle their personal grievances resulting from their incompetence. The Basidiomycetes project demonstrates Merck executives' and managers' determination to overcome obstacles in the way of advancing whatever personal agenda they may have. Obviously, the higher the financial stakes, the greater their resolve as evidenced by

- the discrepancy between Merck's internal communications and information released to the medical community about Vioxx;
- concerns expressed by the editors of the New England Journal of Medicine about the published results of the clinical trial of Vioxx;
- the discrepancy between Statement of Corporate Responsibility as well as Mission Statement published on Merck's website and its *Ordinary Business Operations;*
- Merck's legal expenses as compared with its research and development budget.

Laszlo R. Treiber, Ph.D.
16230 Nacido Court
San Diego, CA 92128

August 19, 2007

Ms. Debra A. Bollwage
Senior Assistant Secretary
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station, NJ 08889-0100

Dear Ms. Bollwage:

Thank you for your letter of August 13, 2007. Attached is my Proposal modified to comply with Rule 14a-8(d) as spelled out in your letter. The statements pertaining to Merck securities and contact information included in my previous correspondence dated July 29, 2007 remain unchanged.

This letter and my Proposal will be faxed to (908) 735-1224 to your attention. Hard copies of the same will be sent to you by regular mail.

Thank you very much for your assistance in this matter.

Very truly yours,

Laszlo R. Treiber

The following quote illustrates one of the fundamental features of the *Ordinary Business Operations* of Merck & Co., Inc. ("Merck" or "Company"): *"Differences between you and your supervisors over scientific methodology on the Basidiomycete project led to charges of insubordination against you which were the stated basis for the termination of your employment. The Company acknowledges that the scientific methodology suggested by you was valid and correct."* (Item #7. of a confidential "Agreement" written by Glenn L. Guior Esq., Assistant Counsel of Merck, April 19, 1999). Evidently, Merck executives, managers and supervisors act in accordance with the Company's *Ordinary Business Operations* when suppressing *valid and correct* scientific results and only accepting scientific results for the records that favor their own personal interests. When Merck allows personal agenda of selected individuals to supersede scientific results generated by means of *valid and correct* methodologies, consequences to the Company and to the public may follow, as seen in case of Vioxx.

RESOLVED: I propose that Merck transfer all legal responsibility to those having been involved in bringing Vioxx to the market to deal with the consequences of their own actions. Furthermore, I propose that Merck take legal actions against the same individuals to repair the damages Vioxx caused to the Company's overall standing with respect to its reputation and finances. In order to prevent the occurrence of cases such as Vioxx I propose, that Merck fundamentally change its *Ordinary Business Operations* in such a way as to encourage and to support competent and ethical scientists to do what they are supposed to do: to produce and to present *valid and correct* scientific results in their efforts to discover and develop valuable and safe drugs. I also propose that Merck review and revise the status of its executives and managers with respect to their record of competence, ethical conduct, management of projects and company resources including employees under their supervision.

SUPPORTING STATEMENTS:

It is unbecoming if not disgraceful for a company of Merck's stature to have executives who's decisions do not stand up to scientific scrutiny. Rather than complying with generally accepted professional standards to form and to prove their opinion, they apparently resort to coercion, slander, retaliation, deception and lawyers to hide their incompetence and to settle their personal grievances resulting from their incompetence. The Basidiomycetes project demonstrates Merck executives' and managers' determination to overcome obstacles in the way of advancing whatever personal agenda they may have. Obviously, the higher the financial stakes, the greater their resolve as evidenced by

- the discrepancy between Merck's internal communications and information released to the medical community about Vioxx;
- concerns expressed by the editors of the New England Journal of Medicine about the published results of the clinical trial of Vioxx;
- the discrepancy between Statement of Corporate Responsibility as well as Mission Statement published on Merck's website and its *Ordinary Business Operations;*
- Merck's legal expenses as compared with its research and development budget.

Office of the Secretary

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

OVERNIGHT DELIVERY

MERCK

August 13, 2007

Laszlo R. Treiber, Ph.D.
16230 Nacido Court
San Diego, CA 92128

Dear Dr. Treiber:

This is to acknowledge your letter dated July 29, 2007 and your stockholder proposal regarding "legal proceedings", which you submitted for inclusion in the proxy materials for the 2008 Annual Meeting of Stockholders.

Rule 14a-8(d) of the Securities and Exchange Commission's Regulation 14A provides that "the proposal, including any accompanying supporting statement, may not exceed 500 words." The Proposal, including its supporting statement, exceeds 500 words. To avoid exclusion on procedural grounds, you must resubmit the proposal in a form that complies with Rule 14a-8(d). In order to complete the procedural requirement in connection with the submission of the stockholder proposal for the 2008 Annual Meeting of Stockholders, a response must be postmarked, or faxed to (908) 735-1224, within 14 calendar days from the date you receive this letter. Please direct a response to my attention.

I note the confirmation that you have been the beneficial owner of at least $2,000 in market value of Merck securities for one year as of the date the proposal was submitted and will hold the requisite market value of Merck securities through the date of the Annual Meeting.

Very truly yours,

Debra A. Bollwage
Senior Assistant Secretary

s:Proxy/Proposal Response Letters -- 2008.doc

RECEIVED
AUG 3 2007

Laszlo R. Treiber, Ph.D.
16230 Nacido Court
San Diego, CA 92128

July 29, 2007

Ms. Debra A. Bollwage
Assistant Secretary
Merck & Co., Inc.
One Merck Drive
PO Box 100
Whitehouse Station, NJ 08889-0100

Dear Ms. Bollwage:

Enclosed please find my Proposal, which I request to be included in the Notice of Annual Meeting of Stockholders 2008. I express my intention to hold Merck securities valued at least $2000.00 through the date of the 2008 Annual Meeting.

Should any clarification to the attached document become necessary, I can be reached by phone at (858)-617-1571 (home), (858)-673-7898 (business) and via e-mail at laszlotreiber@excite.com

Very truly yours,

Laszlo R. Treiber

Enclosure

The following quote illustrates a fundamental feature of the *Ordinary Business Operations* of Merck & Co., Inc. ("Merck" or "Company"): *"Differences between you and your supervisors over scientific methodology on the Basidiomycete project led to charges of insubordination against you which were the stated basis for the termination of your employment. The Company acknowledges that the scientific methodology suggested by you was valid and correct."* (Item #7. of a confidential "Agreement" written by Glenn L. Guior Esq., Assistant Counsel of Merck, April 19, 1999). The evidence is obvious, that Merck executives, managers and supervisors have the Company's permission to arbitrarily suppress valid and correct scientific results. They respond to the exposure of their invalid and incorrect non-scientific, but self-serving opinion with *personal grievance* and use the power of their position to retaliate against any competent and ethical scientist, who has the personal and professional integrity to stand by his/her valid and correct scientific results and in the process reveals the supervisors' incompetence or questionable intentions. Apparently, Merck executives and managers only accept scientific results for the official Company records that favor their own personal interests. Consequently, Merck's Ordinary Business Operations constitute conflict of interests as they allow personal agenda to supercede vital information on drugs including drug safety, regardless of the consequences to the public and to the Company.

RESOLVED: I propose, that Merck withdraw legal assistance from those responsible for bringing Vioxx to the market and transfer the responsibility to them to deal with the consequences of their own actions. Furthermore, I propose that Merck take legal actions against the same individuals to repair the damages Vioxx caused to the Company's overall standing with respect to its reputation and finances. In order to prevent the occurrence of cases such as Vioxx I propose, that Merck fundamentally change its Ordinary Business Operations in such a way as to encourage and support competent and ethical scientists to produce and to present valid and correct scientific results in their efforts to discover and develop valuable and safe drugs. I also propose, that Merck review and revise the status of executives and managers with proven record of incompetence, unethical conduct, mismanagement of projects and company resources including employees under their supervision and other abuses of their position.

SUPPORTING STATEMENTS:

It is unbecoming if not disgraceful for a company of Merck's stature, that its executives' decisions do not stand up to scientific scrutiny. Rather than complying with generally accepted professional standards to form and to prove their opinion, they apparently resort to coercion, slander, retaliation, deception and, of course, lawyers and more lawyers. While the Basidiomycetes project has never had any realistic potential to result in financial benefits in the foreseeable future it certainly demonstrates Merck executives' and managers' preparedness to overcome obstacles in the way of advancing whatever agenda they may have. Obviously, the higher the financial stakes, the greater the preparedness as evidenced by

- the discrepancy between Merck's internal communications and information released to the medical community about the dangerous side effects of Vioxx;
- concerns expressed by the editors about the results of the clinical trial of Vioxx published in the New England Journal of Medicine;
- credible documents contradicting to statements released in publications about the competence, ethical standards and integrity of Merck executives and managers;
- the discrepancy between Statement of Corporate Responsibility as well as Mission Statement published on Merck's website and the conduct of its executives and managers;
- Merck's legal expenses as compared with its research and development budget.

RECEIVED
AUG 3 2007

Laszlo R. Treiber, Ph.D.
16230 Nacido Court
San Diego, CA 92128

July 29, 2007

Ms. Debra A. Bollwage
Assistant Secretary
Merck & Co., Inc.
One Merck Drive
PO Box 100
Whitehouse Station, NJ 08889-0100

Dear Ms. Bollwage:

Enclosed please find my Proposal, which I request to be included in the Notice of Annual Meeting of Stockholders 2008. I express my intention to hold Merck securities valued at least $2000.00 through the date of the 2008 Annual Meeting.

Should any clarification to the attached document become necessary, I can be reached by phone at (858)-617-1571 (home), (858)-673-7898 (business) and via e-mail at laszlotreiber@excite.com

Very truly yours,

Laszlo R. Treiber

Enclosure

The following quote illustrates a fundamental feature of the *Ordinary Business Operations* of Merck & Co., Inc. ("Merck" or "Company"): *"Differences between you and your supervisors over scientific methodology on the Basidiomycete project led to charges of insubordination against you which were the stated basis for the termination of your employment. The Company acknowledges that the scientific methodology suggested by you was valid and correct."* (Item #7. of a confidential "Agreement" written by Glenn L. Guior Esq., Assistant Counsel of Merck, April 19, 1999). The evidence is obvious, that Merck executives, managers and supervisors have the Company's permission to arbitrarily suppress valid and correct scientific results. They respond to the exposure of their invalid and incorrect non-scientific, but self-serving opinion with *personal grievance* and use the power of their position to retaliate against any competent and ethical scientist, who has the personal and professional integrity to stand by his/her valid and correct scientific results and in the process reveals the supervisors' incompetence or questionable intentions. Apparently, Merck executives and managers only accept scientific results for the official Company records that favor their own personal interests. Consequently, Merck's Ordinary Business Operations constitute conflict of interests as they allow personal agenda to supercede vital information on drugs including drug safety, regardless of the consequences to the public and to the Company.

RESOLVED: I propose, that Merck withdraw legal assistance from those responsible for bringing Vioxx to the market and transfer the responsibility to them to deal with the consequences of their own actions. Furthermore, I propose that Merck take legal actions against the same individuals to repair the damages Vioxx caused to the Company's overall standing with respect to its reputation and finances. In order to prevent the occurrence of cases such as Vioxx I propose, that Merck fundamentally change its Ordinary Business Operations in such a way as to encourage and support competent and ethical scientists to produce and to present valid and correct scientific results in their efforts to discover and develop valuable and safe drugs. I also propose, that Merck review and revise the status of executives and managers with proven record of incompetence, unethical conduct, mismanagement of projects and company resources including employees under their supervision and other abuses of their position.

SUPPORTING STATEMENTS:

It is unbecoming if not disgraceful for a company of Merck's stature, that its executives' decisions do not stand up to scientific scrutiny. Rather than complying with generally accepted professional standards to form and to prove their opinion, they apparently resort to coercion, slander, retaliation, deception and, of course, lawyers and more lawyers. While the Basidiomycetes project has never had any realistic potential to result in financial benefits in the foreseeable future it certainly demonstrates Merck executives' and managers' preparedness to overcome obstacles in the way of advancing whatever agenda they may have. Obviously, the higher the financial stakes, the greater the preparedness as evidenced by

- the discrepancy between Merck's internal communications and information released to the medical community about the dangerous side effects of Vioxx;
- concerns expressed by the editors about the results of the clinical trial of Vioxx published in the New England Journal of Medicine;
- credible documents contradicting to statements released in publications about the competence, ethical standards and integrity of Merck executives and managers;
- the discrepancy between Statement of Corporate Responsibility as well as Mission Statement published on Merck's website and the conduct of its executives and managers;
- Merck's legal expenses as compared with its research and development budget.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 11, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Merck & Co., Inc.
Incoming letter dated December 12, 2007

The proposal provides that Merck should transfer all legal responsibility to those involved in bringing Vioxx to the market; take legal actions against the same individuals to repair the damages caused by Vioxx to the company; encourage and support scientists to produce and present valid and correct scientific results; and review and revise the status of its executives and managers with respect to their record in the areas set forth in the proposal.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(7), as relating to Merck's ordinary business operations (i.e., management of the workplace). Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Merck relies.

Sincerely,

Eduardo Aleman

Eduardo Aleman
Attorney-Adviser

END